ATLAS THERAPEUTICS CORPORATION
11759 Crystal Avenue
Chino, CA 91710

September 20, 2010

Andrew Mew
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:          Form 10K for the Fiscal Year Ended December 31, 2009
Filed March 30, 2010
File No.  000-53298

Dear Mr. Mew:

In response to your letter dated September 9, 2010 concerning Form 10-K for the year ended December 31, 2009, the following contains our responses to the comments in the order they were presented.

1.	SEC Comment Number 1.

Our records show your file number as 000-53298 rather than 333-144082 which appears on your cover page.  Please revise to include the correct file number.

Response to SEC Comment #1

We have revised the file number to the correct file number of 000-53298.

2,	SEC Comment Number 2.

We note you did not include the conclusion of your principal executive and principal financial officer, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.  Please amend your filing to comply with the disclosure requirements of Item 307 of Regulation S-K.

Response to SEC Comment #2

We have amended our filing to comply with the disclosure requirements of Item 307 of Regulation S-K.  We have amended our 10-K report for the period ended December 31, 2009 to include the conclusion of our principal executive and principal financial officer regarding the effectiveness of our disclosure controls and procedures as of the end of the covered period.

Andrew Mew
Division of Corporate Finance
Securities and Exchange Commission
September 20, 2010

3.	SEC Comment Number 3.

It does not appear that your management has performed its assessment of internal controls over financial reporting as of December 31, 2009.  If your management has not yet performed its assessment, we ask that you complete your evaluation.  Please amend your filing as soon as possible to provide the required management’s report on internal control over financial reporting.  Please refer to Item 308 of Regulation S-K.

Response to SEC Comment #3

We have amended our filing to our Form 10-K for the period ended December 31, 2009 to include our management’s assessment and report of internal control over financial reporting.

Form 10-Q for the period ended March 30, 2010
Form 10-Q for the period ended June 30, 2010

4,	SEC Comment Number 4.

We note that your disclosure controls and procedures were ineffective and that your internal control over financial reporting was ineffective.  Please revise to disclose any material weakness in your internal control over financial reporting identified by management as required by Item 308 of Regulation S-K or advise us why additional disclosure is not necessary.

Response to SEC Comment #4

We have amended our reports and revised our disclosure regarding our controls and procedures and our internal control over financial reporting.  We have disclosed the material weakness in our internal control over financial reporting which has been identified by management.

In connection with the Company’s responses to the SEC comments the Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Georgette Mathers

Georgette Mathers
Chief Financial Officer